Email from Warren Erdman, Executive Vice President - Administration & Corporate Affairs, Kansas City Southern to Select Recipients Subject: Former STB Chief Economist, Dr. William Huneke, believes CN-KCS combination will enhance competition, voting trust should be approved. Three SMART- TD local union committees representing CN employees and the IBB filed letters in support of voting trust. Thanks again for your ongoing interest in Canadian National’s and Kansas City Southern’s plan to create the premier railway for the 21st century, connecting ports in the United States, Mexico and Canada to expand North American trade and power economic prosperity. CN and KCS will together realize the full benefits of the USMCA, benefitting employees, customers, communities and the economies of the connected continent. It will be a safer, faster, cleaner and stronger railroad by competing head-to- head at a lower cost, with safer service and better fuel efficiency on key routes from Mexico through the heartland of America. Yesterday, an op-ed was published by Railway Age written by Dr. William Huneke, the former Director of the Office of Economics and Chief Economist at the Surface Transportation Board (“STB”). In the op-ed, Dr. Huneke emphasizes the pro- competitive benefits of a CN/KCS combination, resulting from the companies’ commitment to keep gateways open on commercially reasonable terms. Huneke also points out that, for these benefits to be realized, the CN voting trust must be approved by the STB. Please find below, a press release issued yesterday by CN and KCS announcing the op-ed along with its full text. This is a compelling and thorough review from the former Chief Economist at the STB as to why the proposed CN-KCS combination will enhance rail-to-rail completion in North America, enhance truck-to-rail competition benefiting shippers and the environment, and is a huge step forward for rail competition in North America for the future. But as Dr. Huneke also observes, shippers will not be able to avail themselves of this enhanced competition if the CN-KCS merger is never allowed to be considered by the STB. That’s why he supports CN’s proposal to use a voting trust and urges shippers and other interested parties to do so as well. Also attached is a press release issued this morning announcing that three local union committees representing CN employees in the United States that are affiliated with the International Association of Sheet Metal, Air, Rail and Transportation Workers, Transportation Division (“SMART-TD”) have each filed letters in support of the proposed voting trust. These local SMART-TD committees represent CN employees in locations from the Canadian border to the Gulf of Mexico who have a direct interest in the proposed pro-competitive CN-KCS combination. They express support for the voting Filed by Canadian National Railway Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern Commission File No.: 333-257298 Date: June 23, 2021

trust from officers including the General Chairmen of SMART-TD General Committees of Adjustment 377, 433, and 987, which collectively represent over 1800 conductors on CN’s United States rail operating subsidiaries. And finally, attached is another press release issued this morning announcing that the International Brotherhood of Boilermakers (“IBB”) have filed a letter of support for CN’s and KCS’ proposed voting trust with the Surface Transportation Board (“STB”). This IBB is one of the oldest unions in the United States representing more than 50,000 skilled craftsmen and craftswomen and industrial workers throughout the United States and Canada. These letters underscore the significant benefits for organized labor from a CN-KCS combination. To learn more about creating the premier railway for the 21st century, please go to: https://www.connectedcontinent.com/ . Very sincerely, Warren Erdman

North America’s Railroad NEWS RELEASE CN-KCS Voting Trust Supported by SMART Transportation Division Three letters from local SMART unions filed with the STB underscore benefits for organized labor of CN- KCS voting trust and pro-competitive combination MONTREAL and KANSAS CITY, Mo., June 23, 2021 – CN (TSX: CNR) (NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that three local union committees representing CN employees in the United States that are affiliated with the International Association of Sheet Metal, Air, Rail and Transportation Workers, Transportation Division (“SMART-TD”) have each filed letters in support of the proposed voting trust with the Surface Transportation Board (“STB”). These letters underscore the significant benefits for organized labor from a CN-KCS combination. These local SMART-TD committees represent CN employees in locations from the Canadian border to the Gulf of Mexico who have a direct interest in the proposed pro-competitive CN- KCS combination. The letters express support for CN’s and KCS’ voting trust from officers including the General Chairmen of SMART-TD General Committees of Adjustment 377, 433, and 987, which collectively represent over 1800 conductors on CN’s United States rail operating subsidiaries. The plain vanilla voting trust proposed by CN and KCS, which is identical to the CP trust approved by the STB, meets the test for approval: (a) it prevents premature control of KCS; (b) allows KCS to maintain independence during the STB’s review of the ultimate combination of CN and KCS; and (c) protects KCS’ financial health during this period. CN and KCS have taken additional steps to reinforce the pro-competitive nature of their combination beyond the scope of the voting trust approval. Specifically, CN will divest the sole area of overlap between the CN and KCS networks – KCS’ 70-mile line between New Orleans and Baton Rouge – thereby making the combination a true end-to-end transaction. CN and KCS have also agreed to preserve existing route options by keeping gateways open on commercially reasonable terms. The proposed CN-KCS combination represents a pro-competitive solution that offers unparalleled opportunities for customers, employees, shareholders, the environment and the North American economy. As a larger continental enterprise with complementary routes and an enhanced platform for revenue growth, capital investment and job creation, the combined company would be well positioned to create new growth opportunities for customers, labor partners, employees and other stakeholders. CN is committed to working with KCS’ management team to create new jobs up and down the line. CN and KCS look forward to further comment from their stakeholders during the STB’s official public comment period on the voting trust application, which will be open until June 28, 2021, as they work towards gaining approval of their voting trust and completing their combination. A full copy of today’s STB filing appears below: Applicants Canadian National Railway Company (“CN”) and Kansas City Southern (“KCS”) respectfully submit the enclosed three letters from rail unions representing CN employees that ask the Board to approve CN’s and KCS’ proposed voting trust. The three letters are from the General Chairmen of GO-377, GO-433, and GO-987 of the International Association of Sheet Metal, Air, Rail and Transportation Workers, Transportation Division (“SMART-TD”). All three general chairmen write that their local unions “unequivocally support[] approval of Canadian National’s voting trust.” In combination, GO-377, GO-433, and GO-987 represent over 1800 conductors on the CN system in the United States. GO-377 represents over 200 trainmen on the Grand Trunk Western Railroad Company; GO-433 represents over 800 trainmen employed on the Illinois Central Railroad Company and the Chicago-Central & Pacific Railroad Company; and GO-987 represents approximately 800 conductors on the Wisconsin Central Ltd. portion of CN’s system. Applicants note that the letter by General Chairman Flashberger of GO-987 was previously filed in this docket on June 16, 2021. Canadian Pacific then included the letter in its filing on Monday, June 21, and falsely claimed that it was a letter “express[ing] opposition to approval of Canadian National’s voting trust.”1 Despite Canadian Pacific’s misrepresentation, Mr. Flashberger’s letter is crystal clear that GO-987 supports approval of the CN-KCS voting trust. CN and KCS will continue to engage with industry stakeholders about the proposed CN-KCS combination and the tremendous public interest benefits it will bring by creating the premier railway for the 21st century with a single network across Canada, the United States, and Mexico. Respectfully submitted, 1 See CP-9, CN-KCS, STB Finance Docket No. 36514, at pdf page 152 (filed June 21, 2021).

Sean Finn Olivier Chouc CN 935 de La Gauchetière Street West, 16th Floor Montreal, QC H3B 2M9 CANADA Kathryn J. Gainey CN 601 Pennsylvania Ave, NW Suite 500, North Building Washington, DC 20004 Kathryn.gainey@cn.ca /s/ Raymond A. Atkins Raymond A. Atkins Terence M. Hynes Matthew J. Warren Sidley Austin LLP 1501 K Street, N.W. Washington, DC 20005 (202) 736-8000 ratkins@sidley.com Counsel for Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries Adam J. Godderz Kansas City Southern P.O. Box 219335 Kansas City, MO 64121-9335 (816) 983-1324 AGodderz@KCSouthern.com /s/ William A. Mullins William A. Mullins Crystal M. Zorbaugh Baker & Miller PLLC 2401 Pennsylvania Avenue, Suite 300 Washington, DC 20037 (202) 663-7823 WMullins@bakerandmiller.com Counsel for Kansas City Southern, The Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company Dated: June 23, 2021 For more information about CN’s and KCS’ pro-competitive combination, please visit www.ConnectedContinent.com. About CN CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. About Kansas City Southern Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS' North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com. Forward Looking Statements Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. No Offer or Solicitation This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective. This news release is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on

January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Contacts: Media: CN Canada Mathieu Gaudreault CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com Investment Community: CN Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca Investment Community: KCS Ashley Thorne Vice President Investor Relations (816) 983-1530 athorne@kcsouthern.com MacKenzie Partners, Inc. Dan Burch / Laurie Connell (212) 929-5748 / (212) 378-7071 Media: KCS C. Doniele Carlson KCS Corporate Communications & Community Affairs (816) 983-1372 dcarlson@kcsouthern.com Joele Frank, Wilkinson Brimmer Katcher Tim Lynch / Ed Trissel (212) 355-4449

North America’s Railroad NEWS RELEASE CN-KCS Voting Trust Strongly Supported by International Brotherhood of Boilermakers Letter from International Brotherhood of Boilermakers filed with the STB underscores benefits for organized labor of CN-KCS voting trust agreement and pro-competitive combination MONTREAL and KANSAS CITY, Mo., June 23, 2021 – CN (TSX: CNR) (NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that the International Brotherhood of Boilermakers (“IBB”) filed a letter of support for CN’s and KCS’ proposed voting trust with the Surface Transportation Board (“STB”). This letter from IBB, one of the oldest unions in the United States representing more than 50,000 skilled craftsmen and craftswomen and industrial workers throughout the United States and Canada, underscores the significant benefits for organized labor from a CN-KCS combination. The IBB has a direct interest in the proposed pro-competitive CN-KCS combination. As a larger, continental enterprise with complementary routes and an enhanced platform for revenue growth, capital investment and job creation, the combined company would be well-positioned to create new growth opportunities for customers, labor partners, employees and other stakeholders. CN is committed to working with KCS’ management team to create new jobs up and down the line. The plain vanilla voting trust, which is identical to the CP trust approved for use by the STB, is an integral component of the CN-KCS combination. It prevents premature control of KCS, allows KCS to maintain independence and protects KCS’ financial health during the STB’s review of the ultimate combination of CN and KCS. Additionally, CN has committed to divesting the sole area of overlap between the CN and KCS networks – KCS’ 70-mile line between New Orleans and Baton Rouge – thereby making the combination a true end-to-end transaction, and has agreed to preserve existing route options by keeping gateways open on commercially reasonable terms. The proposed CN-KCS combination represents a pro- competitive solution that offers unparalleled opportunities for customers, employees, shareholders, the environment and the North American economy. CN and KCS look forward to further comment from their stakeholders during the STB’s official public comment period on the voting trust application, which will be open until June 28, 2021, as they work towards gaining STB approval of their voting trust and completing their combination. A full copy of the letter filed with the STB appears below: The Honorable Cynthia T. Brown Chief, Section of Administration Office of Proceedings Surface Transportation Board 395 E. Street, S.W. Washington, DC 20423-0001 Re: FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company Dear Ms. Brown: Central to Canadian National’s bid for Kansas City Southern is the establishment of a voting trust that benefits Kansas City Southern shareholders. The International Brotherhood of Boilermakers unequivocally supports approval of Canadian National’s voting trust. Canadian National proposes to use the same voting trust structure as Canadian Pacific Railway, which the Board approved with a modification. For the reasons the STB provided in making its decision, we believe Canadian National’s voting trust should also receive approval. The ap-proval of Canadian National’s voting trust will allow Kansas City Southern shareholders to make a fully informed decision when plac-ing their votes to approve the transaction, and upon approval, to receive the full value of their shares while the STB considers Canadi-an National’s case for a combined, end-to-end rail network. The Kansas City Southern-Canadian National voting trust—as well as their request that the STB review their voting trust with a period for public comment—demonstrates clearly the stakeholder-focused approach to business that Canadian National has demonstrated during our relationship. We look forward to seeing Canadian National’s commitment to fairness and efficiency reflected in the STB’s review of the voting trust. Sincerely, /s/ John Mansker Director of Rail Division

International Brotherhood of Boilermakers cc: Parties of Record Respectfully submitted, Sean Finn Olivier Chouc CN 935 de La Gauchetière Street West, 16th Floor Montreal, QC H3B 2M9 CANADA Kathryn J. Gainey CN 601 Pennsylvania Ave, NW Suite 500, North Building Washington, DC 20004 Kathryn.gainey@cn.ca /s/ Raymond A. Atkins Raymond A. Atkins Terence M. Hynes Matthew J. Warren Sidley Austin LLP 1501 K Street, N.W. Washington, DC 20005 (202) 736-8000 ratkins@sidley.com Counsel for Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries Adam J. Godderz Kansas City Southern P.O. Box 219335 Kansas City, MO 64121-9335 (816) 983-1324 AGodderz@KCSouthern.com /s/ William A. Mullins William A. Mullins Crystal M. Zorbaugh Baker & Miller PLLC 2401 Pennsylvania Avenue, Suite 300 Washington, DC 20037 (202) 663-7823 WMullins@bakerandmiller.com Counsel for Kansas City Southern, The Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company Dated: June 22, 2021

For more information about CN’s and KCS’ pro-competitive combination, please visit www.ConnectedContinent.com. About CN CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. About Kansas City Southern Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS' North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com. Forward Looking Statements Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective. This news release is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Contacts: Media: CN Canada Mathieu Gaudreault CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com Investment Community: CN Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca Investment Community: KCS Ashley Thorne Vice President Investor Relations (816) 983-1530 athorne@kcsouthern.com MacKenzie Partners, Inc. Dan Burch / Laurie Connell (212) 929-5748 / (212) 378-7071 Media: KCS C. Doniele Carlson KCS Corporate Communications & Community Affairs (816) 983-1372 dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher Tim Lynch / Ed Trissel (212) 355-4449